Exhibit 21

LIST OF SUBSIDIARIES OF
DURASWITCH INDUSTRIES, INC.
(As of March 15, 2004)

Name of Subsidiary	State of Incorporation or Organization
Aztec Industries, Inc.	Arizona
Total Switch, Inc.	Arizona